SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9/A
(AMENDMENT NO. 3)
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
WHITEHALL JEWELLERS, INC.
(Name of Subject Company)
WHITEHALL JEWELLERS, INC.
(Name of Person Filing Statement)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
965063100
(CUSIP Number of Class of Securities)

Jean K. FitzSimon
Senior Vice President and General Counsel
Whitehall Jewellers, Inc.
155 N. Wacker Drive
Suite 500
Chicago, IL 60606
(312) 782-6800
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
COPIES TO:
Lori Anne Czepiel, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
(212) 839-5300
and
John J. Sabl, Esq.
Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
(312) 853-7000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

     This Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 of Whitehall Jewellers, Inc. (“Whitehall” or the “Company”), originally filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2006, and as amended on February 27, 2006 and March 7, 2006 (the “Original Schedule 14D-9” and, together with the amendments thereto, the “Schedule 14D-9”), relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) by WJ Acquisition Corp. (“Purchaser”), WJ Holding Corp. (“Holdco”), Prentice Capital Management, LP (“Prentice”), Holtzman Opportunity Fund, L.P. (“Holtzman”, and together with Prentice, the “Investors”), PWJ Funding LLC (“PWJ Funding”), PWJ Lending LLC (“PWJ Lending”), Holtzman Financial Advisors, LLC, SH Independence, LLC, Jonathan Duskin, Michael Zimmerman and Seymour Holtzman (collectively referred to as the “Purchaser Group”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 8, 2006 (as amended, the “Offer to Purchase”) and the related Letter of Transmittal (which together constitute the “Offer”), filed as exhibits to the Schedule TO of the Purchaser Group, filed with the SEC on February 8, 2006 and amended on February 22, 2006 and on March 6, 2006 (as so amended, the “Schedule TO”). Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 14D-9 or the Schedule TO.
Item 8. Additional Information
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:
     At 5:00 p.m., New York City time, on March 9, 2006, the tender offer expired. The Purchaser Group has informed Whitehall that, based on information provided by Continental Stock Transfer & Trust Company, as depositary to Purchaser (“Depositary”), as of 5:00 p.m., New York City time, on Thursday, March 9, 2006, Whitehall’s stockholders had tendered into the tender offer 8,206,704 Shares, which includes 124,924 Shares for which the Depositary has received Notices of Guaranteed Delivery, but which have not yet been received. The tendered Shares, together with the Shares already beneficially owned by the Purchaser Group represent approximately 74.5% of Whitehall’s outstanding Shares. The Purchaser Group has informed Whitehall that all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment by the Purchaser. The Purchaser Group has informed Whitehall that the Purchaser will pay for these tendered shares promptly.
     As requested by Whitehall, the Purchaser Group will provide a subsequent offering period of 5 business days, expiring at 5:00 p.m., New York City time, on Thursday, March 16, 2006, unless extended. During this subsequent offering period, holders of Shares that were not previously tendered in the Offer may tender their Shares in exchange for the Offer Price on the same terms that applied prior to the initial expiration of the Offer. The Purchaser Group will pay for any Shares tendered during the subsequent offering period promptly after such Shares are validly tendered. The procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with the exception that Shares that are properly tendered in the Offer, whether before or after the commencement of the subsequent offering period, may not be withdrawn during the subsequent offering period, as required pursuant to Rule 14d-7(a)(2) under the Exchange Act. The purpose of the subsequent offering period is to enable Whitehall stockholders who did not tender their Shares prior to the initial expiration of the Offer to participate in the Offer and receive the $1.60 net per share in cash Offer Price on an expedited basis, and also to enable the Purchaser Group to attempt to acquire 90% or more of the outstanding Shares prior to the expiration of the subsequent offering period.
     A copy of the press release issued by the Investors on March 10, 2006 is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.
Item 9. Exhibits
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit after Exhibit (a)(9):
(a)(10)	Press Release, dated March 10, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

WHITEHALL JEWELLERS, INC.
By:	/s/ John R. Desjardins
John R. Desjardins
Executive Vice President and Chief Financial Officer

Date: March 10, 2006

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)	Letter dated February 13, 2006 from the Company to its stockholders *
(a)(2)	Press release issued by the Company on February 2, 2006 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2006)
(a)(3)	Offer to Purchase dated as of February 8, 2006 (incorporated by reference to Exhibit (a)(1)(i) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006 and on March 6, 2006)
(a)(4)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006 and on March 6, 2006)
(a)(5)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006 and on March 6, 2006)
(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006 and on March 6, 2006)
(a)(7)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006 and on March 6, 2006)
(a)(8)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006 and on March 6, 2006)
(a)(9)	The following excerpts from the Company’s Definitive Proxy Statement dated as of December 27, 2005, filed with the SEC on December 27, 2006: “Proposal 1 – Background of the Financing,” “Proposal 1 – Interests of Certain Persons in the Financing,” “Proposal 3 — Executive Compensation and Other Information – Severance and Employment Agreements,” and “Proposal 3 — Certain Relationships and Related Transactions” (incorporated by reference to Annex A of the Company’s Schedule 14D-9 filed with the SEC on December 16, 2005)
(a)(10)	Press Release issued on March 10, 2006.
(e)(1)	Agreement and Plan of Merger, dated as of February 1, 2006, among the Company, Prentice, Holtzman, Holdco and Purchaser (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2006)
(e)(2)	Amended and Restated Term Loan Credit Agreement dated as of February 1, 2006, among the Company, PWJ Lending and other lenders thereto (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2006)

Exhibit No.	Document
(e)(3)	Second Amendment to the Amended and Restated Stockholder Rights Agreement, dated as of February 1, 2006 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2006)
(e)(4)	Form of Executive Severance Agreements, as amended, each dated May 7, 1996, between the Company and each of Hugh M. Patinkin, John R. Desjardins and Matthew M. Patinkin (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-3 as filed with the SEC on January 27, 2000)
(e)(5)	Employment Agreement dated November 30, 2004 between the Company and Lucinda M. Baier (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K as filed with the SEC on December 1, 2004)
(e)(6)	Employment Agreement dated October 31, 2005 between the Company and Robert L. Baumgardner (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K as filed with the SEC on November 2, 2005)
Annex I	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended and Rule 14(f) Thereunder*
Annex II	Fairness Opinion of Duff & Phelps, LLC dated February 1, 2006*
Annex III	Amended Superior Proposal Opinion of Duff & Phelps, LLC dated February 1, 2006*
* Previously filed.